UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2023
Commission File Number: 001-38438
Spotify Technology S.A.
(Translation of registrant's name into English)

5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Spotify Technology S.A.
Interim condensed consolidated financial statements
For the three and nine months ended September 30, 2023

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
Interim condensed consolidated statement of operations
(Unaudited)
(in € millions, except share and per share data)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Revenue	20	3,357	3,036	9,576	8,561
Cost of revenue		2,472	2,286	7,159	6,436
Gross profit		885	750	2,417	2,125
Research and development		369	386	1,257	972
Sales and marketing		355	432	1,101	1,119
General and administrative		129	160	430	462
		853	978	2,788	2,553
Operating income/(loss)		32	(228)	(371)	(428)
Finance income	4	55	102	115	395
Finance costs	4	(14)	(18)	(118)	(46)
Finance income/(costs) - net		41	84	(3)	349
Income/(loss) before tax		73	(144)	(374)	(79)
Income tax expense	5	8	22	88	81
Net income/(loss) attributable to owners of the parent		65	(166)	(462)	(160)

Earnings/(loss) per share attributable to owners of the parent
Basic	6	0.33	(0.86)	(2.38)	(0.83)
Diluted	6	0.33	(0.99)	(2.38)	(1.63)
Weighted-average ordinary shares outstanding
Basic	6	194,881,723	193,077,334	194,292,937	192,835,999
Diluted	6	198,012,369	195,988,834	194,292,937	195,747,499

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss
(Unaudited)
(in € millions)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Net income/(loss) attributable to owners of the parent		65	(166)	(462)	(160)
Other comprehensive loss
Items that may be subsequently reclassified to interim condensed consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	13, 19	(4)	(9)	1	(26)
Change in net unrealized gain or loss on cash flow hedging instruments	13, 19	(6)	5	(13)	11
Change in foreign currency translation adjustment		31	99	9	208
Items not to be subsequently reclassified to interim condensed consolidated statement of operations (net of tax):
Losses in the fair value of long term investments	13, 19	(102)	(83)	(201)	(284)
Change in fair value of Exchangeable Notes due to change in the Group's credit risk	15, 19	—	(15)	(10)	15
Other comprehensive loss for the period (net of tax)		(81)	(3)	(214)	(76)
Total comprehensive loss for the period attributable to owners of the parent		(16)	(169)	(676)	(236)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position
(in € millions)

	Note	September 30, 2023	December 31, 2022
		(Unaudited)
Assets
Non-current assets
Lease right-of-use assets	7	343	417
Property and equipment	8	275	348
Goodwill	9	1,180	1,168
Intangible assets	9	98	127
Long term investments	19	903	1,138
Restricted cash and other non-current assets	10	75	78
Deferred tax assets	5	23	8
		2,897	3,284
Current assets
Trade and other receivables	11	747	690
Income tax receivable		8	5
Short term investments	19	1,097	867
Cash and cash equivalents		2,618	2,483
Other current assets	12	225	307
		4,695	4,352
Total assets		7,592	7,636
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		4,931	4,789
Treasury shares	13	(262)	(262)
Other reserves	13	1,582	1,521
Accumulated deficit		(4,112)	(3,647)
Equity attributable to owners of the parent		2,139	2,401
Non-current liabilities
Exchangeable Notes	15, 19	1,209	1,128
Lease liabilities	7	520	555
Accrued expenses and other liabilities	17	14	28
Provisions	18	3	3
Deferred tax liabilities	5	6	5
		1,752	1,719
Current liabilities
Trade and other payables	16	945	845
Income tax payable		8	11
Deferred revenue		599	520
Accrued expenses and other liabilities	17	2,108	2,093
Provisions	18	24	26
Derivative liabilities	19	17	21
		3,701	3,516
Total liabilities		5,453	5,235
Total equity and liabilities		7,592	7,636
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity
(Unaudited)
(in € millions)

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2023		—	4,789	(262)	1,521	(3,647)	2,401
Loss for the period		—	—	—	—	(225)	(225)
Other comprehensive loss		—	—	—	(14)	—	(14)
Reclassification of loss on sale of long term investments	13	—	—	—	3	(3)	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	13	—	75	—	—	—	75
Restricted stock units withheld for employee taxes		—	—	—	(13)	—	(13)
Share-based compensation	14	—	—	—	105	—	105
Income tax impact associated with share-based compensation	5	—	—	—	13	—	13
Balance at March 31, 2023		—	4,864	(262)	1,615	(3,875)	2,342
Loss for the period		—	—	—	—	(302)	(302)
Other comprehensive loss		—	—	—	(119)	—	(119)
Issuance of shares upon exercise of stock options and restricted stock units	13	—	35	—	—	—	35
Restricted stock units withheld for employee taxes		—	—	—	(19)	—	(19)
Share-based compensation	14	—	—	—	99	—	99
Income tax impact associated with share-based compensation	5	—	—	—	18	—	18
Balance at June 30, 2023		—	4,899	(262)	1,594	(4,177)	2,054
Income for the period		—	—	—	—	65	65
Other comprehensive loss		—	—	—	(81)	—	(81)
Issuance of shares upon exercise of stock options and restricted stock units	13	—	32	—	—	—	32
Restricted stock units withheld for employee taxes		—	—	—	(19)	—	(19)
Share-based compensation	14	—	—	—	85	—	85
Income tax impact associated with share-based compensation	5	—	—	—	3	—	3
Balance at September 30, 2023		—	4,931	(262)	1,582	(4,112)	2,139

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2022		—	4,746	(260)	853	(3,220)	2,119
Income for the period		—	—	—	—	131	131
Other comprehensive loss		—	—	—	(220)	—	(220)
Repurchases of ordinary shares	13	—	—	(2)	—	—	(2)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	13	—	43	—	—	—	43
Restricted stock units withheld for employee taxes		—	—	—	(11)	—	(11)
Share-based compensation	14	—	—	—	69	—	69
Income tax impact associated with share-based compensation	5	—	—	—	18	—	18
Balance at March 31, 2022		—	4,789	(262)	709	(3,089)	2,147
Loss for the period		—	—	—	—	(125)	(125)
Other comprehensive income		—	—	—	147	—	147
Restricted stock units withheld for employee taxes		—	—	—	(10)	—	(10)
Share-based compensation	14	—	—	—	106	—	106
Income tax impact associated with share-based compensation	5	—	—	—	36	—	36
Balance at Balance at June 30, 2022		—	4,789	(262)	988	(3,214)	2,301
Loss for the period		—	—	—	—	(166)	(166)
Other comprehensive loss		—	—	—	(3)	—	(3)
Reclassification of gain on sale of long term investments, net of tax	14	—	—	—	(1)	1	—
Restricted stock units withheld for employee taxes		—	—	—	(10)	—	(10)
Share-based compensation		—	—	—	109	—	109
Income tax impact associated with share-based compensation		—	—	—	2	—	2
Balance at September 30, 2022		—	4,789	(262)	1,085	(3,379)	2,233

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows
(Unaudited)
(in € millions)

		Nine months ended September 30,
	Note	2023	2022
Operating activities
Net loss		(462)	(160)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment and lease right-of-use assets	7, 8	87	86
Amortization of intangible assets	9	37	35
Excess and obsolete reserve	12	—	14
Impairment charges on real estate assets	7, 8	90	—
Write-off of content assets	12	30	—
Share-based compensation expense	14	287	281
Finance income	4	(115)	(395)
Finance costs	4	118	46
Income tax expense	5	88	81
Other		(4)	4
Changes in working capital:
Increase in trade receivables and other assets		(48)	(15)
Increase in trade and other liabilities		82	152
Increase in deferred revenue		80	36
Decrease in provisions	18	(3)	(1)
Interest paid on lease liabilities	7	(29)	(40)
Interest received		77	17
Income tax paid		(32)	(25)
Net cash flows from operating activities		283	116
Investing activities
Business combinations, net of cash acquired		—	(295)
Payment of deferred consideration pertaining to business combinations		(7)	(11)
Purchases of property and equipment	8	(5)	(20)
Purchases of short term investments	19	(781)	(289)
Sales and maturities of short term investments	19	577	297
Change in restricted cash	10	4	(2)
Other		—	(2)
Net cash flows used in investing activities		(212)	(322)
Financing activities
Proceeds from exercise of stock options	14	142	43
Repurchases of ordinary shares	13	—	(2)
Payments of lease liabilities	7	(55)	(31)
Lease incentives received	7	2	2
Payments for employee taxes withheld from restricted stock unit releases	14	(49)	(31)
Net cash flows from/(used in) financing activities		40	(19)
Net increase/(decrease) in cash and cash equivalents		111	(225)
Cash and cash equivalents at beginning of the period		2,483	2,744
Net foreign exchange gains on cash and cash equivalents		21	332
Cash and cash equivalents at September 30*		2,615	2,851
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Recognition of lease right-of-use asset in exchange for lease liabilities	7	22	14
Purchases of property and equipment in trade and other liabilities	8	2	4
Employee taxes withheld from restricted stock unit releases in trade and other liabilities	14	2	—

*As of September 30, 2023, for the purpose of presentation in the interim condensed consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts of €3 million.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements
(Unaudited)

1.Corporate information
Spotify Technology S.A. (the "Company" or "parent") is a public limited company incorporated and domiciled in Luxembourg. The Company's registered office is 5, Place de la Gare, L-1616 Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (collectively, the "Group," "we," "us," or "our") is audio streaming. The Group's premium service ("Premium Service") provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. The Premium Service offers a music listening experience without commercial breaks. The Group's ad-supported service ("Ad-Supported Service" and together with the Premium Service, the "Service") has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
2.Basis of preparation and summary of significant accounting policies
The interim condensed consolidated financial statements of Spotify Technology S.A. for the three and nine months ended September 30, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended December 31, 2022, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.
New and amended standards and interpretations adopted by the Group
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
On January 1, 2023, the Group adopted the amendment to IAS 12 Income Taxes ("IAS 12 Amendment") which requires recognition of deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This amendment applies to differences associated with right-of-use assets, lease liabilities and decommissioning obligations. This amendment is applied to transactions that occurred on or after the beginning of the earliest comparative period presented.
We adopted the IAS 12 Amendment effective January 1, 2022 utilizing the modified retrospective method and applied it to our lease transactions. The adoption of the IAS 12 Amendment did not have a material impact on the interim condensed consolidated financial statements.
International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12
The Organization for Economic Co-operation and Development ("OECD") published Pillar Two Model Rules to implement the Global Anti-Base Erosion Rules ("GloBE") introducing a global minimum tax. EU Member States adopted a directive to implement these rules into EU law and are required to transpose that directive into domestic law by December 31, 2023. The rules are scheduled to apply to the Group beginning January 1, 2024. The rules will impose a minimum 15% effective tax rate applicable in each jurisdiction in which the Group operates.
In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing deferred taxes relating to Pillar Two. The Group has applied this mandatory exception and did not have a material impact to the interim condensed consolidated financial statements.
There are no other new International Financial Reporting Standards ("IFRS") or IFRS Interpretation Committee ("IFRIC") interpretations effective for the nine months ended September 30, 2023 that have a material impact to the interim condensed consolidated financial statements.
New standards and interpretations issued not yet effective
Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1

In January 2020, the International Accounting Standards Board ("IASB") issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis. The amendments will require the Group to reclassify the Exchangeable Notes (as defined below) as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes. Adoption of this amendment would not have resulted in the reclassification of the Exchangeable Notes as a current liability at any reporting date, from the inception of the Exchangeable Notes to September 30, 2023, as the exchange conditions had not been met.
There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a material impact to the interim condensed consolidated financial statements.
3.Critical accounting estimates and judgments
Except as noted below, in preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.
Impairment of real estate assets
In the second fiscal quarter of 2023, as a result of our Work From Anywhere program and a comprehensive review of our real estate footprint and space utilization trends (collectively, the "Office Space Optimization Initiative"), we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces.
In accordance with IAS 36, during the three months ended June 30, 2023, we recognized a non-cash impairment charge of €90 million, which represents the write-down of these real estate assets, including lease right-of-use assets and property and equipment, to their recoverable amounts. These charges are included in the interim condensed consolidated statement of operations for the nine months ended September 30, 2023.
To determine the recoverable amounts of these assets, we utilized discounted cash flow models to estimate the fair value less cost of disposal. The development of discounted cash flow models required the application of level 3 inputs and significant judgment in determining market participant assumptions, including the projected sublease income over the remaining lease terms, expected vacancy periods prior to the commencement of future subleases, expected lease incentives offered to future tenants, and discount rates that reflect the level of risk associated with these future cash flows.
The key assumptions used to calculate the recoverable amounts as of June 30, 2023 were the sublease rental rates, vacancy periods and pre-tax discount rates which were determined based on the nature and geographic locations of each office space that we planned to sublease. A change in the sublease rental rate, vacancy period, or discount rate assumptions may result in a recoverable amount of one or more of these assets that is above or below the current carrying amount and therefore there is a risk of impairment reversals or charges in a future period. We review these key assumptions for possible impairment reversals and additional impairment charges for each reporting period. See Note 7 and Note 8 for additional information.
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

4.Finance income and costs

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 19)	4	1	5	69
Fair value movements on Exchangeable Notes (Note 19)	—	28	—	159
Interest income	34	15	90	25
Foreign exchange gains	14	57	14	131
Other finance income	3	1	6	11
Total	55	102	115	395
Finance costs
Fair value movements on derivative liabilities (Note 19)	—	—	(7)	—
Fair value movements on Exchangeable Notes (Note 19)	(4)	—	(52)	—
Interest expense on lease liabilities	(9)	(11)	(29)	(31)
Other finance costs	(1)	(7)	(7)	(15)
Foreign exchange losses	—	—	(23)	—
Total	(14)	(18)	(118)	(46)
5.Income tax
The effective tax rates for the three months ended September 30, 2023 and 2022 were 10.9% and (15.1)%, respectively. The effective tax rates for the nine months ended September 30, 2023 and 2022 were (23.4)% and (102.3)%, respectively. The Group operates in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group's earnings and the applicable tax rates in the jurisdictions where the Group operates.
For the three months ended September 30, 2023, the income tax expense of €8 million was due primarily to tax expense resulting from the utilization of historical share-based compensation deductions recognized in equity to offset current taxable income. For the three months ended September 30, 2022, the income tax expense of €22 million was due primarily to the derecognition of deferred tax assets as a result of decreases in unrealized gains on investments of €8 million and tax expense of €7 million related to subsidiaries that generate taxable income.
For the nine months ended September 30, 2023, the income tax expense of €88 million was due primarily to €38 million deferred tax expense related to the derecognition of deferred tax assets resulting from the decrease in the fair value of the Group’s long term investment in TME, €31 million of tax expense resulting from the utilization of historical share-based compensation deductions recognized in equity to offset current taxable income, as well as tax expense of €23 million related to subsidiaries that generate taxable income. For the nine months ended September 30, 2022, the income tax expense of €81 million was due primarily to the impact of utilizing historical share-based compensation deductions recognized in equity of €49 million and tax expense of €21 million related to subsidiaries that generate taxable income.
Transactions recorded through other comprehensive loss have been shown net of their tax impact, as applicable.
We are subject to ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing matters. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of the tax reserves. If management concludes that it is not probable that a tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes.

Tax provisions related to uncertain tax positions in the interim condensed consolidated statement of financial position, which management has concluded are not probable to be accepted were €10 million as of September 30, 2023 and €9 million as of December 31, 2022. None of the provisions related to uncertain tax positions are reasonably expected to be resolved within the next twelve months. Interest and penalties included in income tax expense were not material in any of the periods presented. Due to the uncertainty associated with our tax positions, any future agreement with the tax authorities could have a significant impact on our results of operations, financial condition, and cash flows.
Net deferred tax assets of €17 million and €3 million have been recorded in the interim condensed consolidated statement of financial position as of September 30, 2023 and December 31, 2022, respectively. In evaluating the probability of realizing deferred tax assets, the Group considered all available positive and negative evidence of future taxable income, primarily past operating results. As of September 30, 2023 and December 31, 2022, deferred tax assets of €803 million and €598 million have not been recognized.
6.Earnings/(loss) per share
Basic earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares, which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted earnings/(loss) per share when their effect is dilutive. The computation of earnings/(loss) per share for the respective periods is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in € millions, except share and per share data)
Basic earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	65	(166)	(462)	(160)
Shares used in computation:
Weighted-average ordinary shares outstanding	194,881,723	193,077,334	194,292,937	192,835,999
Basic earnings/(loss) per share attributable to owners of the parent	0.33	(0.86)	(2.38)	(0.83)

Diluted earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	65	(166)	(462)	(160)
Fair value gains on dilutive Exchangeable Notes	—	(28)	—	(159)
Net income/(loss) used in the computation of diluted earnings/(loss) per share	65	(194)	(462)	(319)
Shares used in computation:
Weighted-average ordinary shares outstanding	194,881,723	193,077,334	194,292,937	192,835,999
Exchangeable Notes	—	2,911,500	—	2,911,500
Stock options	1,191,994	—	—	—
Restricted stock units	1,917,347	—	—	—
Other contingently issuable shares	21,305	—	—	—
Diluted weighted-average ordinary shares	198,012,369	195,988,834	194,292,937	195,747,499
Diluted earnings/(loss) per share attributable to owners of the parent	0.33	(0.99)	(2.38)	(1.63)

Potential dilutive securities that were not included in the diluted earnings/(loss) per share calculations because they would be anti-dilutive were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Stock options	8,859,398	15,262,081	15,353,486	15,262,081
Restricted stock units	—	3,002,236	3,248,635	3,002,236
Other contingently issuable shares	—	71,717	36,898	71,717
Warrants	800,000	800,000	800,000	800,000
Exchangeable Notes	2,911,500	—	2,911,500	—
7.Leases
The Group leases certain properties under non-cancellable lease agreements that primarily relate to office space. The expected lease terms are up to eleven years. The Group currently does not act in the capacity of a lessor.
Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2023	675
Increases	23
Decreases	(1)
Exchange differences	5
At September 30, 2023	702
Accumulated depreciation and impairment loss
At January 1, 2023	(258)
Depreciation charge	(45)
Impairment charge	(53)
Decreases	1
Exchange differences	(4)
At September 30, 2023	(359)
Cost, net accumulated depreciation and impairment loss
At January 1, 2023	417
At September 30, 2023	343
During the three months ended June 30, 2023 we recorded €53 million of impairment charges for lease right-of-use assets in connection with the Office Space Optimization Initiative. These charges are included in the interim condensed consolidated statement of operations for the nine months ended September 30, 2023 as follows. See Note 3 for additional information.

Nine months ended September 30, 2023
(in € millions)
Cost of revenue	4
Research and development	26
Sales and marketing	12
General and administrative	11
Total	53

Below is the roll-forward of lease liabilities:

Lease liabilities	2023	2022
	(in € millions)
At January 1	613	623
Increases	22	14
Payments (1)	(84)	(71)
Interest expense	29	31
Lease incentives received (1)	2	2
Exchange differences	3	67
At September 30	585	666
(1) Included within the interim condensed consolidated statement of cash flows
Below is the maturity analysis of lease liabilities:

Lease liabilities	September 30, 2023
Maturity Analysis	(in € millions)
Less than one year	103
One to five years	361
More than five years	323
Total lease commitments	787
Impact of discounting remaining lease payments	(200)
Lease incentives receivable	(2)
Total lease liabilities	585
Lease liabilities included in the interim condensed consolidated statement of financial position
Current	65
Non-current	520
Total	585
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €1 million for both the three months ended September 30, 2023 and 2022, and €3 million and €4 million for the nine months ended September 30, 2023 and 2022, respectively. Additionally, the Group has entered into certain lease agreements with approximately €40 million of commitments, which had not commenced as of September 30, 2023 and, as such, have not been recognized in the interim condensed consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the interim condensed consolidated statement of financial position as of September 30, 2023 was 6.4%.

8.Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2023	92	448	540
Additions	2	2	4
Disposals	(1)	—	(1)
Exchange differences	1	5	6
At September 30, 2023	94	455	549
Accumulated depreciation and impairment loss
At January 1, 2023	(60)	(132)	(192)
Depreciation charge	(10)	(32)	(42)
Impairment charge	(6)	(31)	(37)
Disposals	1	—	1
Exchange differences	(1)	(3)	(4)
At September 30, 2023	(76)	(198)	(274)
Cost, net accumulated depreciation and impairment loss
At January 1, 2023	32	316	348
At September 30, 2023	18	257	275
During the three months ended June 30, 2023, we recorded €37 million of impairment charges for property and equipment and leasehold improvement assets in connection with the Office Space Optimization Initiative. These charges are included in the interim condensed consolidated statement of operations for the nine months ended September 30, 2023 as follows. See Note 3 for additional information.

Nine months ended September 30, 2023
(in € millions)
Cost of revenue	3
Research and development	18
Sales and marketing	9
General and administrative	7
Total	37
The Group had €3 million and €8 million of leasehold improvements that were not placed into service as of September 30, 2023 and December 31, 2022, respectively.

9.Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2023	69	193	262	1,168	1,430
Additions	8	—	8	—	8
Derecognition of fully amortized intangibles	(7)	(18)	(25)	—	(25)
Exchange differences	—	1	1	12	13
At September 30, 2023	70	176	246	1,180	1,426
Accumulated amortization
At January 1, 2023	(50)	(85)	(135)	—	(135)
Amortization charge	(10)	(27)	(37)	—	(37)
Derecognition of fully amortized intangibles	7	18	25	—	25
Exchange differences	—	(1)	(1)	—	(1)
At September 30, 2023	(53)	(95)	(148)	—	(148)
Cost, net accumulated amortization
At January 1, 2023	19	108	127	1,168	1,295
At September 30, 2023	17	81	98	1,180	1,278
Amortization charges related to intangible assets of €8 million and €10 million are included in research and development in the interim condensed consolidated statement of operations during the three months ended September 30, 2023 and 2022, respectively. Amortization charges related to intangible assets of €27 million are included in research and development in the interim condensed consolidated statement of operations during the nine months ended September 30, 2023 and 2022. There were no impairment charges for goodwill and no material impairment charges for intangible assets for the three and nine months ended September 30, 2023 and 2022, respectively.
10.Restricted cash and other non-current assets

	September 30, 2023	December 31, 2022
	(in € millions)
Restricted cash
Lease deposits and guarantees	50	53
Other	1	2
Other non-current assets	24	23
Total	75	78
11.Trade and other receivables

	September 30, 2023	December 31, 2022
	(in € millions)
Trade receivables	520	509
Less: allowance for expected credit losses	(4)	(7)
Trade receivables - net	516	502
Other receivables	231	188
Total	747	690

12.Other current assets

	September 30, 2023	December 31, 2022
	(in € millions)
Content assets	124	187
Prepaid expenses and other	89	89
Derivative assets	12	31
Total	225	307
Content asset amortization of €53 million and €52 million is included in cost of revenue in the interim condensed consolidated statement of operations for the three months ended September 30, 2023 and 2022, respectively. Content asset amortization of €156 million and €138 million is included in cost of revenue in the interim condensed consolidated statement of operations for the nine months ended September 30, 2023 and 2022, respectively.
During the three months ended June 30, 2023, the Company executed a strategic realignment and reorganization plan focusing on podcast operations and rationalizing our content portfolio. In connection with this reorganization, we incurred charges of €30 million related to the write-off of content assets. These charges are included within cost of revenue in the interim condensed consolidated statement of operations for the nine months ended September 30, 2023.
During the nine months ended September 30, 2022, we recorded an excess and obsolete inventory provision against current assets and an adverse purchase commitment provision resulting in a total expense of €24 million, which is included within cost of revenue in the interim condensed consolidated statement of operations.
13. Equity and other reserves
As of September 30, 2023 and December 31, 2022, the Company had 198,493,630 and 196,858,811 ordinary shares issued and fully paid, respectively, with 3,354,573 and 3,565,542 ordinary shares held as treasury shares, respectively.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through September 30, 2023, 469,274 ordinary shares were repurchased for €91 million under this program.
For the three and nine months ended September 30, 2023, the Company issued and repurchased 900,000 and 1,600,000 of its own ordinary shares, respectively, from its Netherlands subsidiary at par value. For the three and nine months ended September 30, 2023, the Company reissued 463,000 and 1,810,969 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares.
For the three months ended September 30, 2022, the Company did not repurchase any of its own ordinary shares and reissued 129,839 treasury shares upon the exercise of stock options, restricted stock units, and contingently issuable shares. For the nine months ended September 30, 2022, the Company repurchased 1,209,040 of its own ordinary shares and reissued 943,634 treasury shares upon the exercise of stock options, restricted stock units, and contingently issuable shares.
As of September 30, 2023 and December 31, 2022, the Group's founders held 347,841,690 and 349,876,040 beneficiary certificates, respectively.

Other reserves

	2023	2022
	(in € millions)
Currency translation
At January 1	100	17
Currency translation	9	208
At September 30	109	225
Short term investments
At January 1	(18)	(3)
Losses on fair value that may be subsequently reclassified to interim condensed consolidated statement of operations	(1)	(28)
Losses reclassified to interim condensed consolidated statement of operations	6	2
Deferred tax	(4)	—
At September 30	(17)	(29)
Long term investments
At January 1	161	(26)
Losses on fair value not to be subsequently reclassified to interim condensed consolidated statement of operations	(238)	(299)
Losses/(gains) on sale of long term investment reclassified to accumulated deficit	3	(1)
Deferred tax	37	15
At September 30	(37)	(311)
Exchangeable Notes
At January 1	3	—
(Losses)/gains on fair value attributable to changes in credit risk	(14)	21
Deferred tax	4	(6)
At September 30	(7)	15
Cash flow hedges
At January 1	10	(4)
Losses on fair value that may be subsequently reclassified to interim condensed consolidated statement of operations	—	(1)
(Gains)/losses reclassified to revenue	(43)	38
Losses/(gains) reclassified to cost of revenue	28	(26)
Deferred tax	2	—
At September 30	(3)	7
Share-based compensation
At January 1	1,265	869
Share-based compensation	289	284
Income tax impact associated with share-based compensation	34	56
Restricted stock units withheld for employee taxes	(51)	(31)
At September 30	1,537	1,178
Other reserves at September 30	1,582	1,085

14.Share-based compensation
The expense recognized in the interim condensed consolidated statement of operations for share-based compensation is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in € millions)
Cost of revenue	2	2	5	6
Research and development	51	63	176	157
Sales and marketing	17	21	58	55
General and administrative	15	22	48	63
Total	85	108	287	281
Activity in the Group's RSUs and other contingently issuable shares outstanding and related information is as follows:

	RSUs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2023	3,135,407	142.23	71,717	152.50
Granted	1,315,616	119.68	—	—
Forfeited	(220,309)	146.37	—	—
Released	(982,079)	143.87	(34,819)	148.96
Outstanding at September 30, 2023	3,248,635	132.33	36,898	155.83
In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees' tax obligations due upon the vesting of RSUs and other contingently issuable shares.
Activity in the Group's stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2023	16,004,890	164.56
Granted	2,101,051	128.17
Forfeited	(611,973)	174.55
Exercised	(1,242,126)	123.29
Expired	(898,356)	180.29
Outstanding at September 30, 2023	15,353,486	161.61
Exercisable at January 1, 2023	6,402,109	172.69
Exercisable at September 30, 2023	6,879,383	175.68
The weighted-average contractual life for the stock options outstanding at September 30, 2023 was 3.0 years. The weighted-average share price at exercise for options exercised during the nine months ended September 30, 2023 was US$138.22. The weighted-average fair value of options granted during the nine months ended September 30, 2023 was US$48.92 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based compensation for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Expected volatility (%)	52.6 - 57.7	48.7 - 57.1	51.5 - 61.2	35.9 - 57.1
Risk-free interest rate (%)	4.2 - 4.7	2.7 - 3.5	3.5 - 4.7	0.9 - 3.5
Expected life of stock options (years)	2.6 - 4.8	2.6 - 4.8	2.6 - 4.8	2.6 - 4.8
Weighted-average share price (US$)	156.32	106.44	113.44	133.84
15.Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. (the “Issuer”), issued US$1,500 million aggregate principal amount of 0% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”), which included the initial purchasers’ exercise in full of their option to purchase an additional US$200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
The net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs of €18 million. The transaction costs were immediately expensed and included in finance costs in the interim condensed consolidated statement of operations for the three months ended March 31, 2021.
The Exchangeable Notes are the Issuer’s senior unsecured obligations and are equal in right of payment with the Issuer's future senior, unsecured indebtedness, senior in right of payment to the Issuer’s future indebtedness that is expressly subordinated to the Exchangeable Notes and effectively subordinated to the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The Exchangeable Notes will be structurally subordinated to all future indebtedness and other liabilities, including trade payables, and (to the extent the Issuer is not a holder thereof) preferred equity, if any, of the Issuer’s subsidiaries.
The noteholders may exchange their Exchangeable Notes at their option into consideration that consists, at the Issuer’s election, of cash, ordinary shares of the Company, or a combination of cash and ordinary shares, but only under certain circumstances as set forth in the indenture governing the Exchangeable Notes (the "Indenture"). The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the nine months ended September 30, 2023.
The Exchangeable Notes will not be redeemable prior to March 20, 2024, except in the event of certain tax law changes as set forth in the Indenture. The Exchangeable Notes will be redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, on or after March 20, 2024 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, but only if the last reported sale price per ordinary share exceeds 130% of the exchange price on:
(1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice; and
(2) the trading day immediately before the date the Issuer sends such notice.
In addition, the Issuer will have the right to redeem all, but not less than all, of the Exchangeable Notes if certain changes in tax law as set forth in the Indenture occur. In addition, calling any Exchangeable Note for redemption will constitute a make-whole fundamental change with respect to that Exchangeable Note, in which case the exchange rate applicable to the exchange of that Exchangeable Note will be increased in certain circumstances if it is exchanged after it is called for redemption.
Upon the occurrence of a “fundamental change” as set forth in the Indenture, noteholders may require the Issuer to repurchase their Exchangeable Notes at a cash repurchase price equal to the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the fundamental change repurchase date as set forth in the Indenture.
The Group accounted for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. The fair value of the Exchangeable Notes as of September 30, 2023 was €1,209 million. See Note 19 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.

16.Trade and other payables

	September 30, 2023	December 31, 2022
	(in € millions)
Trade payables	655	588
Value added tax and sales taxes payable	271	244
Other current liabilities	19	13
Total	945	845
17.Accrued expenses and other liabilities

	September 30, 2023	December 31, 2022
	(in € millions)
Non-current
Other accrued liabilities	14	28
Total	14	28
Current
Accrued fees to rights holders	1,657	1,665
Accrued salaries, vacation, and related taxes	145	120
Accrued social costs for options and RSUs	36	7
Accrued operating liabilities	153	194
Other accrued expenses	117	107
Total	2,108	2,093
On January 23, 2023, the Company announced a reorganization to streamline our organizational structure and reduce our operating costs. As part of such reorganization, we reduced our employee base by approximately 6% across the Company. Additionally, during the three months ended June 30, 2023, the Company executed a strategic realignment and reorganization plan focusing on podcast operations and rationalizing our content portfolio.
In connection with these reorganizations, during the nine months ended September 30, 2023, we recognized charges of €69 million consisting of employee severance of €60 million and contract terminations and other related costs of €9 million.
These charges are included within the interim condensed consolidated statement of operations as follows:

Nine months ended September 30, 2023

Cost of revenue	19
Research and development	26
Sales and marketing	10
General and administrative	14
Total	69
As of September 30, 2023, we have substantially settled our obligations related to these reorganization activities.

18.Provisions

	Legal contingencies	Indirect tax	Onerous Contracts	Other	Total
	(in € millions)
Carrying amount at January 1, 2023	10	8	5	6	29
Charged/(credited) to the interim condensed statement of operations:
Additional provisions	3	3	8	—	14
Utilized	—	—	(9)	—	(9)
Reversal of unutilized amounts	(2)	(2)	(2)	(2)	(8)
Exchange difference	1	—	—	—	1
Carrying amount at September 30, 2023	12	9	2	4	27
As at January 1, 2023
Current portion	10	8	5	3	26
Non-current portion	—	—	—	3	3
As at September 30, 2023
Current portion	12	9	2	1	24
Non-current portion	—	—	—	3	3
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group's financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.
As of April 2019, the Group's settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against us in the U.S. District Court for the Middle District of Tennessee, alleging both that the Group does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. The Group intends to vigorously defend this lawsuit, including plaintiffs' challenges to the limitation of liability in the Music Modernization Act.
19.Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group's currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the interim condensed consolidated statement of operations was approximately €1,385 million and €964 million, respectively, as of September 30, 2023, and approximately €1,214 million and €859 million, respectively, as of December 31, 2022.
Fair values
The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group's financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	September 30, 2023
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	2,013	—	—	2,013
Short term investments:
Money market funds	179	—	—	179
Government securities	224	6	—	230
Corporate notes	—	339	—	339
Collateralized reverse purchase agreements	—	240	—	240
Fixed income funds	109	—	—	109
Derivatives (designated for hedging):
Foreign exchange forwards	—	12	—	12
Long term investments	853	—	50	903
Total financial assets at fair value	3,378	597	50	4,025
Financial liabilities at fair value
Exchangeable Notes	—	—	1,209	1,209
Derivatives (not designated for hedging):
Warrants	—	—	3	3
Derivatives (designated for hedging):
Foreign exchange forwards	—	14	—	14
Total financial liabilities at fair value	—	14	1,212	1,226

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2022
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	1,543	—	—	1,543
Time Deposits	293	—	—	293
Short term investments:
Money market funds	125	—	—	125
Government securities	245	5	—	250
Corporate notes	—	309	—	309
Fixed income funds	183	—	—	183
Derivatives (designated for hedging):
Foreign exchange forwards	—	31	—	31
Long term investments	1,095	—	43	1,138
Total financial assets at fair value	3,484	345	43	3,872
Financial liabilities at fair value
Exchangeable Notes	—	—	1,128	1,128
Derivatives (not designated for hedging):
Warrants	—	—	1	1
Derivatives (designated for hedging):
Foreign exchange forwards	—	20	—	20
Total financial liabilities at fair value	—	20	1,129	1,149
The Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the nine months ended September 30, 2023, there were no transfers between levels in the fair value hierarchy.
Recurring fair value measurements
Long term investment - Tencent Music Entertainment Group
The Group's approximate 8% investment in TME is carried at fair value through other comprehensive loss. The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2023	2022
	(in € millions)
At January 1	1,094	852
Changes in fair value recorded in other comprehensive loss	(241)	(266)
At September 30	853	586
A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €768 million to €939 million at September 30, 2023.
The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.

Long term investments - other
The Group has interests in certain long term investments, the most significant of which is our equity investment in DistroKid, an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive loss. The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by (i) applying market multiples to the projected financial performance and (ii) discounting the future value to its present value equivalent. The key assumptions used to estimate the fair value of these equity investments include market multiples of revenue or earnings before interest, income taxes, depreciation and amortization for benchmark companies used to estimate business enterprise value and discount rate.
The fair value of the long term investments may vary over time and is subject to a variety of risks including company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the overall equity markets.
The table below presents the changes in the other long term investments:

	2023	2022
	(in € millions)
At January 1	43	64
Initial recognition of long term investment	3	3
Changes in fair value recorded in other comprehensive loss	3	(31)
Effect of changes in foreign exchange rates	1	5
At September 30	50	41
Warrants
As of September 30, 2023 and December 31, 2022, the number of outstanding warrants was 800,000.
The outstanding warrants are valued using a Black-Scholes option-pricing model. Assumptions used to estimate the fair value of the warrants in the option pricing model are as follows:

September 30, 2023
Expected term (years)	0.9
Risk free rate (%)	5.5
Volatility (%)	45.0
Share price (US$)	154.64

The table below presents the changes in the warrants liability:

	2023	2022
	(in € millions)
At January 1	1	72
Changes in fair value recognized in interim condensed consolidated statement of operations	2	(73)
Effect of changes in foreign exchange rates	—	4
At September 30	3	3
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €2 million to €5 million at September 30, 2023.
Contingent consideration
On April 1, 2019, the Group acquired Cutler Media, LLC ("Parcast"), a premier storytelling podcast studio. Included in the purchase price was €13 million related to the estimated fair value of contingent consideration. The contingent consideration is valued by the Group using a simulation of user engagement outcomes. The change in the fair value of the contingent consideration is recognized within general and administrative expenses in the interim condensed consolidated statement of operations.

The table below presents the changes in the contingent consideration liability:

	2023	2022
	(in € millions)
At January 1	—	17
Contingent consideration payments	—	(17)
At September 30	—	—
As of June 30, 2022, the contingent consideration was fully paid.
Exchangeable Notes
The table below presents the changes in the Exchangeable Notes:

	2023	2022
	(in € millions)
At January 1	1,128	1,202
Changes in fair value recognized in interim condensed consolidated statement of operations	51	(159)
Changes in fair value recorded in other comprehensive loss	14	(21)
Effect of changes in foreign exchange rates	16	175
At September 30	1,209	1,197
The change in estimated fair value is recognized within finance income/(costs) in the interim condensed consolidated statement of operations, excluding changes in fair value due to changes in the Group’s own credit risk, which are recognized in other comprehensive loss and will not be reclassified to the interim condensed consolidated statement of operations.
The fair value of the Exchangeable Notes was estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. A weight of 75% was applied to the binomial option pricing model and a weight of 25% was applied to the price of the Exchangeable Notes in the over-the-counter market on the last trading day of the reporting period. The key assumptions used in the binomial option pricing model for the Exchangeable Notes were as follows:

September 30, 2023
Risk free rate (%)	4.9
Discount rate (%)	7.2
Volatility (%)	45.0
Share price (US$)	154.64
A decrease or increase of 10 percentage points in volatility would have resulted in a fair value of the Exchangeable Notes ranging from €1,200 million to €1,221 million at September 30, 2023. A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,205 million to €1,213 million at September 30, 2023. A decrease or increase of 100 basis points in credit spread would have resulted in a fair value of the Exchangeable Notes ranging from €1,229 million to €1,188 million at September 30, 2023.
20.Segment information
The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated primarily through subscription fees. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs are recorded in the Ad-Supported segment. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in € millions)
Premium
Revenue	2,910	2,651	8,396	7,534
Cost of revenue	2,062	1,908	5,983	5,416
Gross profit	848	743	2,413	2,118
Ad-Supported
Revenue	447	385	1,180	1,027
Cost of revenue	410	378	1,176	1,020
Gross (loss)/profit	37	7	4	7
Consolidated
Revenue	3,357	3,036	9,576	8,561
Cost of revenue	2,472	2,286	7,159	6,436
Gross profit	885	750	2,417	2,125

For the nine months ended September 30, 2023, charges of €30 million related to the write-off of content assets, €9 million of contract terminations and other related costs, €9 million of employee severance costs, and €6 million of impairment charges on real estate assets were included within cost of revenue in the Ad-Supported segment. See Note 12, Note 17, and Note 3 for additional information.
Reconciliation of segment gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group's income/(loss) before tax is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in € millions)
Segment gross profit	885	750	2,417	2,125
Research and development	(369)	(386)	(1,257)	(972)
Sales and marketing	(355)	(432)	(1,101)	(1,119)
General and administrative	(129)	(160)	(430)	(462)
Finance income	55	102	115	395
Finance costs	(14)	(18)	(118)	(46)
Income/(loss) before tax	73	(144)	(374)	(79)

Revenue by country

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in € millions)
United States	1,330	1,252	3,769	3,414
United Kingdom	314	279	889	825
Luxembourg	2	2	6	6
Other countries	1,711	1,503	4,912	4,316
	3,357	3,036	9,576	8,561
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in "Other countries."
21.Commitments and contingencies
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content:

	September 30, 2023	December 31, 2022
	(in € millions)
Not later than one year	565	1,111
Later than one year but not more than five years	3,779	298
	4,344	1,409
In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments:

	September 30, 2023	December 31, 2022
	(in € millions)
Not later than one year	595	485
Later than one year but not more than five years	1,446	334
More than five years	83	98
	2,124	917
Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters relating to intellectual property, data protection, consumer protection, employment, and contractual rights. As a general matter, the music and other content made available on the Group's Service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group's royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group's operations or its financial position, liquidity, or results of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Special Note Regarding Forward-Looking Statements
This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible," and similar words are intended to identify estimates and forward-looking statements.
Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•our ability to attract prospective users, retain existing users, and monetize our products and services;
•competition for users, user listening time, and advertisers;
•risks associated with our international operations and our ability to manage our growth;
•risks associated with our new products or services and our emphasis on long term user engagement over short term results;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to be profitable or generate positive cash flow on a sustained basis;
•our ability to convince advertisers of the benefits of our advertising offerings;
•our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising;
•our ability to generate revenues from podcasts, audiobooks, and other non-music content;
•potential disputes or liabilities associated with content made available on our Service (as defined above);
•risks relating to acquisitions, investments, and strategic alliances;
•our dependence upon third-party licenses for most of the content we stream;
•our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content;
•our ability to comply with complex license agreements;
•our ability to accurately estimate royalty payments under our license agreements and relevant statutes;
•the limitations on our operating flexibility due to financial commitments required under certain of our license agreements;
•our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to protect our intellectual property;
•the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;
•our ability to maintain the integrity of our technology structure and systems or the security of confidential information;
•undetected errors, bugs, or vulnerabilities in our products;
•interruptions, delays, or discontinuations in service arising from our systems or systems of third parties;
•changes in laws or regulations affecting us;
•risks relating to privacy and data security;
•our ability to maintain, protect, and enhance our brand;
•risks associated with increased scrutiny of environmental, social, and governance matters;
•payment-related risks;
•our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees;
•our ability to access additional capital to support growth;
•risks relating to currency exchange rate fluctuations and foreign exchange controls;
•the impact of economic, social, or political conditions, including inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty;
•our ability to accurately estimate user metrics and other estimates;
•our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service;
•risks related to our indebtedness, including risks related to our Exchangeable Notes;

•fluctuation of our operating results and fair market value of ordinary shares;
•tax-related risks;
•the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and
•risks related to our status as a foreign private issuer and a Luxembourg company.
We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022 ("Annual Report on Form 20-F") and in our other filings with the U.S. Securities and Exchange Commission ("SEC").
You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.
Investors and others should note that we announce material financial information to our investors using our Investors website (investors.spotify.com), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our Service, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the channels listed on our Investors website.

Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by it.
We are the world's most popular audio streaming subscription service. With a presence in 184 countries and territories, our platform includes 574 million monthly active users ("MAUs"), including 226 million Premium Subscribers (as defined below) as of September 30, 2023.
We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 16% year-over-year, as of September 30, 2023, to 226 million. Our 574 million MAUs have grown 26% year-over-year, as of September 30, 2023.
Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run such trial programs.
For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Audiobooks in Premium
On October 3, 2023, the Company announced the launch of audiobooks on our Premium Service, offering up to 15 hours of access a month to more than 150,000 audiobooks as part of a subscription to the Premium Service. Currently, audiobooks are available for eligible Premium Subscribers in the U.K. and Australia.
Reorganization
In the first fiscal quarter of 2023, the Company announced a reorganization to streamline our organizational structure and reduce our operating costs. As part of such reorganization, we reduced our employee base by approximately 6% across the Company. See Note 17 to our interim condensed consolidated financial statements for further details.
In the second fiscal quarter of 2023, the Company executed a strategic realignment and reorganization plan focusing on podcast operations and to rationalize our content portfolio. See Note 12 and Note 17 to our interim condensed consolidated financial statements for further details.

Impairment of real estate assets
In the second fiscal quarter of 2023, as a result of our Work From Anywhere program and a comprehensive review of our real estate footprint and space utilization trends (collectively, the "Office Space Optimization Initiative"), we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces. As a result of this initiative, during the three months ended June 30, 2023, we recognized a non-cash impairment charge of €90 million, which represents the write-down of these real estate assets, including lease right-of-use assets and property and equipment. See Note 3 to our interim condensed consolidated financial statements for further details.
Current macroeconomic environment
The global macroeconomic environment continues to be challenging, reflecting the impacts of inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty.
The continued impact of the macroeconomic environment on our business, financial condition, and results of operations is uncertain and will vary by region or market. We will continue to actively monitor and respond accordingly to the macroeconomic environment.
For additional information refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F.
Key Performance Indicators
We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.
MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, though we strive to detect and minimize non-bona fide accounts that may typically be created in an attempt to artificially stream content, they may contribute, from time to time, to an overstatement in our reported MAUs. Our MAUs in the tables below are inclusive of Ad-Supported Users who may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F, and in our other filings with the SEC.

The table below sets forth our MAUs as of September 30, 2023 and 2022.

	As of September 30
	2023	2022	Change
	(in millions, except percentages)
MAUs	574	456	118	26%

MAUs were 574 million as of September 30, 2023 and 456 million as of September 30, 2022, which represented an increase of 26%. MAUs benefited from our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued user engagement and customer satisfaction and retention.
Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers include subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of September 30, 2023 and 2022.

	As of September 30
	2023	2022	Change
	(in millions, except percentages)
Premium Subscribers	226	195	31	16%

Premium Subscribers were 226 million as of September 30, 2023 and 195 million as of September 30, 2022, which represented an increase of 16%. Our free trial offers and global campaigns were meaningful contributors of total gross additions in Premium Subscribers, while our Family Plan also accounted for a significant portion of gross additions in Premium Subscribers. In addition, there was an increase in the number of Premium Subscribers on our Duo Plan.
Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.
The table below sets forth our Ad-Supported MAUs as of September 30, 2023 and 2022.

	As of September 30
	2023	2022	Change
	(in millions, except percentages)
Ad-Supported MAUs	361	273	88	32%

Ad-Supported MAUs were 361 million as of September 30, 2023 and 273 million as of September 30, 2022, which represented an increase of 32%. Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium average revenue per user ("ARPU") is a monthly measure defined as Premium subscription revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Fiscal year-to-date figures are calculated by averaging Premium ARPU for the quarters in such period.
The table below sets forth our average Premium ARPU for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
Premium ARPU	€4.34	€4.63	€(0.29)	(6)%	€4.31	€4.52	€(0.21)	(5)%

For the three months ended September 30, 2023 and 2022, Premium ARPU was €4.34 and €4.63, respectively, which represented a decrease of 6%. This decrease of €0.29 is primarily attributable to unfavorable movements in foreign exchange rates, reducing Premium ARPU by €0.23.
For the nine months ended September 30, 2023 and 2022, Premium ARPU was €4.31 and €4.52, respectively, which represented a decrease of 5%. The decrease of €0.21 is primarily attributable to unfavorable movements in foreign exchange rates, reducing Premium ARPU by €0.12, and changes in product and market mix, reducing ARPU by €0.09 .

How We Generate Revenue
We operate and manage our business in two reportable segments - Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by the chief operating decision maker to monitor performance and make operating decisions. See Note 20 to our interim condensed consolidated financial statements for additional information regarding our reportable segments.

Premium
We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.
Ad-Supported
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an insertion order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions or downloads in a stated period. Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.
Components of our Operating Results
Cost of revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different variables. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a sound recording and musical composition are streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as our Family Plan, Duo Plan, and Student Plan. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements, incremental costs incurred due to unrecouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials.
Cost of revenue also includes the cost of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. We make payments to podcast publishers, whose content we monetize through advertising sales, which are also included in cost of revenue.
Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which, in turn, drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.
Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.
Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors' and officers’ liability insurance, director fees, and fair value adjustments on contingent consideration.

Results of Operations

Revenue

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
Premium	2,910	2,651	259	10%	8,396	7,534	862	11%
Ad-Supported	447	385	62	16%	1,180	1,027	153	15%
Total	3,357	3,036	321	11%	9,576	8,561	1,015	12%

Premium revenue
For both the three months ended September 30, 2023 and 2022, Premium revenue comprised 87% of our total revenue. For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, Premium revenue increased €259 million, or 10%. The increase was due primarily to an increase in the number of Premium Subscribers, partially offset by a decrease in Premium ARPU of 6%, primarily attributable to unfavorable movements in foreign exchange rates, as noted above.

For both the nine months ended September 30, 2023 and 2022, Premium revenue comprised 88% of our total revenue. For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, Premium revenue increased €862 million, or 11%. The increase was due primarily to an increase in the number of Premium Subscribers, partially offset by a decrease in Premium ARPU of 5%, primarily attributable to unfavorable movements in foreign exchange rates and changes in product and market mix, as noted above.

Ad-Supported revenue
For both the three months ended September 30, 2023 and 2022, Ad-Supported revenue comprised 13% of our total revenue. For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, Ad-Supported revenue increased €62 million, or 16%. This increase was due primarily to growth in music impressions sold through our direct and programmatic channels and growth in ad sales from podcasts, collectively increasing revenue by €63 million during the three months ended September 30, 2023.

For both the nine months ended September 30, 2023 and 2022, Ad-Supported revenue comprised 12% of our total revenue. For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, Ad-Supported revenue increased €153 million, or 15%. The increase was due primarily to growth in music impressions sold, which increased revenue in our direct and programmatic channels by €92 million. Ad sales from podcasts, partially offset by our self-serve platform, also increased revenue by €42 million during the nine months ended September 30, 2023.

Foreign exchange impact on total revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the three and nine months ended September 30, 2023, as compared to the same period in 2022, had an unfavorable net impact on our revenue. We estimate that total revenue for the three and nine months ended September 30, 2023 would have been approximately €188 million and €256 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2022.

Cost of revenue

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
Premium	2,062	1,908	154	8%	5,983	5,416	567	10%
Ad-Supported	410	378	32	8%	1,176	1,020	156	15%
Total	2,472	2,286	186	8%	7,159	6,436	723	11%

Premium cost of revenue
For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, Premium cost of revenue increased €154 million, or 8%, and Premium cost of revenue as a percentage of Premium revenue decreased from 72% to 71%. The increase in Premium cost of revenue was driven primarily by increases in new Premium Subscribers and music licensing costs, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €160 million. This increase was offset by a decrease in streaming delivery fees of €7 million. The three months ended September 30, 2022 also included a net €11 million increase in costs related to changes in prior period estimates for rights holder liabilities.

For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, Premium cost of revenue increased €567 million, or 10%, and Premium cost of revenue as a percentage of Premium revenue decreased from 72% to 71%. The increase in Premium cost of revenue was driven primarily by increases in new Premium Subscribers and music licensing costs, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €534 million. Additionally, there was an increase in payment processing fees of €16 million for the nine months ended September 30, 2023. The nine months ended September 30, 2022 included a charge of €24 million related to excess and obsolete inventory and adverse purchase commitment with no comparable charges in the nine months ended September 30, 2023.

Ad-Supported cost of revenue
For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, Ad-Supported cost of revenue increased €32 million, or 8%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 98% to 92%. The increase in Ad-Supported cost of revenue was driven primarily by higher royalty costs of €33 million due to growth in both advertising revenue and streams, partially offset by benefits from certain marketplace programs for the three months ended September 30, 2023. Cost of revenue for the three months ended September 30, 2023 also benefited from a decrease of €9 million primarily related to reduction in personnel costs and to a lesser extent reduction in streaming delivery costs.
For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, Ad-Supported cost of revenue increased €156 million, or 15%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 99% to 100%. The increase in Ad-Supported cost of revenue was driven primarily by a €30 million charge for the write-off of content assets, a €9 million charge for contract terminations and other related costs, and a €9 million charge for employee severance. There was also an increase in podcast costs of €24 million partially offset by decreases in costs to deliver enhanced product features of €9 million. Additionally, there was an increase in royalty costs of €61 million due to growth in both advertising revenue and streams, partially offset by benefits from certain marketplace programs for the nine months ended September 30, 2023.

Foreign exchange impact on total cost of revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the three and nine months ended September 30, 2023, as compared to the same period in 2022, had a favorable net impact on our cost of revenue. We estimate that total cost of revenue for the three and nine months ended September 30, 2023 would have been approximately €143 million and €194 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2022.

Gross profit and gross margin

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
Gross profit
Premium	848	743	105	14%	2,413	2,118	295	14%
Ad-Supported	37	7	30	N/M*	4	7	(3)	N/M*
Consolidated	885	750	135	18%	2,417	2,125	292	14%
Gross margin
Premium	29%	28%			29%	28%
Ad-Supported	8%	2%			—%	1%
Consolidated	26%	25%			25%	25%
* Percentage change is not meaningful for presentation purposes.

Premium gross profit and gross margin
For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, Premium gross profit increased by €105 million, and Premium gross margin increased from 28% to 29%. Premium gross margin increased due primarily to benefits from certain marketplace programs partially offset by increases in music licensing costs. Also contributing to the increase in margin were changes in prior period estimates for rights holder liabilities recorded during the three months ended September 30, 2022. Gross margin also benefited from a decrease in streaming delivery costs during the three months ended September 30, 2023.

For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, Premium gross profit increased by €295 million, and Premium gross margin increased from 28% to 29%. Premium gross margin increased due primarily to benefits from certain marketplace programs partially offset by increases in music licensing costs. Also contributing to the increase in margin was a €24 million charge related to excess and obsolete inventory and adverse purchase commitment recorded during the nine months ended September 30, 2022, with no comparable charges in nine months ended September 30, 2023.

Ad-Supported gross profit and gross margin
For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, Ad-Supported gross profit increased by €30 million, and gross margin increased from 2% to 8%. The increase in Ad-Supported gross margin was due primarily to revenue growth outpacing the growth in content costs. Additionally, the increase in gross margin during the three months ended September 30, 2023 was supported by a reduction in personnel costs and streaming delivery costs.

For the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, Ad-Supported gross profit decreased by €3 million, and gross margin decreased from 1% to 0%. The decrease in Ad-Supported gross margin was due primarily to charges for the write-off of content assets, employee severance, and contract terminations and other related costs during the three months ended June 30, 2023. Additionally, there was an increase in royalty costs due to growth in both advertising revenue and streams, partially offset by benefits from certain marketplace programs and a decrease in costs incurred to deliver enhanced product features during the nine months ended September 30, 2023.

Consolidated Operating Expenses

Research and development

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
Research and development	369	386	(17)	(4)%	1,257	972	285	29%
As a percentage of revenue	11%	13%			13%	11%

For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, research and development costs decreased by €17 million, or 4%. The decrease was due primarily to a decrease in share-based compensation of €12 million, a decrease in costs for consultants and external contractors of €11 million, and a decrease in employee travel of €9 million. These decreases were partially offset by an increase in salaries of €20 million.

For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, research and development costs increased €285 million, or 29%. The increase was due primarily to an increase in personnel-related costs of €239 million that included increased salaries, share-based compensation, and other employee benefits as a result of increased headcount, and an increase in social costs due primarily to changes in share price movements. There was also an increase in information technology costs of €18 million due to increase in our usage of cloud computing services and additional software license fees. In addition, there were impairment charges on real estate assets of €44 million and employee severance costs of €26 million for the nine months ended September 30, 2023. These increases were partially offset by a decrease in costs for consultants and external contractors of €20 million and a decrease in employee travel of €12 million.

Sales and marketing

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
Sales and marketing	355	432	(77)	(18)%	1,101	1,119	(18)	(2)%
As a percentage of revenue	11%	14%			11%	13%

For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, sales and marketing expense decreased by €77 million, or 18%. The decrease was due primarily to a decrease in advertising costs of €56 million and a decrease in employee travel of €8 million.

For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, sales and marketing expense decreased by €18 million, or 2%. The decrease was due primarily to decrease in advertising costs of €104 million. There was also a decrease in employee travel of €11 million and a decrease in consulting fees of €7 million. These decreases were partially offset by an increase in personnel-related costs of €72 million that included salaries, share-based compensation, and other employee benefits as a result of increased headcount, and an increase in social costs due primarily to changes in share price movements. In addition, there were impairment charges on real estate assets of €21 million and employee severance costs of €10 million for the nine months ended September 30, 2023.

General and administrative

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
General and administrative	129	160	(31)	(19)%	430	462	(32)	(7)%
As a percentage of revenue	4%	5%			4%	5%

For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, general and administrative expense decreased by €31 million, or 19%. The decrease was due primarily to a decrease in personnel-related costs for salaries, share-based compensation, and other employee benefits of €17 million and a decrease in legal fees of €7 million.

For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, general and administrative expense decreased by €32 million, or 7%. The decrease was due primarily to a decrease in legal fees of €29 million, a decrease in other administrative costs of €24 million, and a decrease in share-based compensation of €15 million. The decrease was partially offset by an increase in social costs of €13 million due primarily to changes in share price movements. In addition, there were impairment charges on real estate assets of €18 million and employee severance costs of €14 for the nine months ended September 30, 2023.

Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, and foreign currency gains.

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
Finance income	55	102	(47)	(46)%	115	395	(280)	(71)%
As a percentage of revenue	2%	3%			1%	5%

For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, finance income decreased €47 million due primarily to a decrease of €43 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. There was also a decrease in the benefits recognized from the decline in the fair value of the Exchangeable Notes of €28 million. These decreases were partially offset by a €19 million increase in interest income.

For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, finance income decreased €280 million. The decrease was due primarily to a decrease in the benefits recognized from the decline in the fair value of the Exchangeable Notes of €159 million and derivative liabilities of €64 million. Additionally, there was a decrease of €117 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. These decreases were partially offset by a €65 million increase in interest income.

Finance costs
Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, and foreign currency losses.

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
Finance costs	(14)	(18)	4	(22)%	(118)	(46)	(72)	157%
As a percentage of revenue	—%	(1)%			(1)%	(1)%

For the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, finance costs decreased €4 million. The decrease was due primarily to a decrease of €6 million in fair value losses on short term investments.

For the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, finance costs increased €72 million. The increase was due to primarily to €52 million of fair value losses recorded for the Exchangeable Notes during the nine months ended September 30, 2023. There was also an increase of €23 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

Income tax expense

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	(in € millions, except percentages)
Income tax expense	8	22	(14)	(64)%	88	81	7	9%
As a percentage of revenue	—%	1%			1%	1%

For the three months ended September 30, 2023, income tax expense was €8 million. The expense for the three months ended September 30, 2023 was due primarily to tax expense resulting from the utilization of historical share-based compensation deductions recognized in equity to offset current taxable income. For the three months ended September 30, 2022, income tax expense of €22 million was due primarily to the derecognition of deferred tax assets as a result of decreases in unrealized gains on investments of €8 million and tax expense of €7 million related to subsidiaries that generate taxable income.

For the nine months ended September 30, 2023, income tax expense increased from €81 million to €88 million. The expense for the nine months ended September 30, 2023 was due primarily to €38 million deferred tax expense related to the derecognition of deferred tax assets resulting from the decrease in the fair value of the Group’s long term investment in TME, €31 million of tax expense resulting from the utilization of historical share-based compensation deductions recognized in equity to offset current taxable income, as well as tax expense of €23 million related to subsidiaries that generate taxable income. The expense for the nine months ended September 30, 2022 was due primarily to the impact of utilizing historical share-based compensation deductions recognized in equity of €49 million and tax expense of €21 million related to subsidiaries that generate taxable income.

Non-IFRS financial measure
We have reported our financial results in accordance with IFRS as issued by IASB. In addition, we have discussed our results using the non-IFRS measure of Free Cash Flow as discussed below.
We define "Free Cash Flow" as net cash flows from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.
Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Nine months ended September 30,
	2023	2022
	(in € millions)
Net cash flows from operating activities	283	116
Capital expenditures	(5)	(20)
Change in restricted cash	4	(2)
Free Cash Flow	282	94

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of time deposits, investments in money market funds, and investments in government securities, corporate notes, and fixed income funds. Cash and cash equivalents and short term investments increased by €365 million from €3,350 million as of December 31, 2022 to €3,715 million as of September 30, 2023.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, the acquisition of other companies, competitive factors, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. For additional information, refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F.
We continue to evaluate our real estate footprint to optimize our global office space while making necessary investments in offices and information technology infrastructure to grow our business. We fund these investments using current cash and cash equivalents and the cash flow we generate from operations. Given the impact of our Work From Anywhere program and in conjunction with a strategic review of our real estate footprint and space utilization trends, our focus has shifted more towards optimizing our current portfolio and reviewing our real estate needs around the world as opposed to significant expansion of our presence in current markets. This has resulted in a reduction of our real estate footprint as we have decided to sublease certain leased office space. See Note 3 to our interim condensed consolidated financial statements for further details.
Share repurchase program
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through September 30, 2023, 469,274 ordinary shares were repurchased for €91 million under this program.
The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.
Exchangeable notes
On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting the transaction costs. See Note 15 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes.

Cash flow

	Nine months ended September 30,
	2023	2022
	(in € millions)
Net cash flows from operating activities	283	116
Net cash flows used in investing activities	(212)	(322)
Net cash flows from financing activities	40	(19)
Free Cash Flow(1)	282	94

(1)For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see "Non-IFRS Financial Measure" above.

Operating activities
Net cash flows from operating activities increased by €167 million to €283 million for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022. The increase was due primarily to a decrease in operating loss adjusted for non-cash items including depreciation, amortization, impairment charges on real estate assets, write-off of content assets, and share-based compensation expense, resulting in an increase in cash flows from operating activities of €173 million in aggregate. There was also an increase in interest received on cash and cash equivalents and short term investments of €60 million. These increases were partially offset by net unfavorable changes in working capital movements of €61 million, principally due to unfavorable movements in trade and other liabilities and trade receivables and other assets partially offset by favorable changes in deferred revenue.

Investing activities
Net cash flows used in investing activities decreased by €110 million for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022. The decrease was due primarily to cash consideration used in business combinations, net of cash acquired, of €295 million for the nine months ended September 30, 2022, whereas no such activity occurred during the nine months ended September 30, 2023. There was also a decrease in purchases of property and equipment of €15 million. These decreases were partially offset by an increase in net cash outflows from purchases and sales and maturities of short term investments of €212 million.

Financing activities
Net cash flows from financing activities increased by €59 million for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022. The increase was due primarily to an increase in cash proceeds from the exercise of stock options of €99 million, partially offset by an increase in payments for lease liabilities of €24 million.

Free Cash Flow
Free Cash Flow increased by €188 million to €282 million for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, due primarily to an increase in net cash flows from operating activities of €167 million, as described above, and a decrease in capital expenditures of €15 million.
Restrictions on subsidiaries to transfer funds
The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company's direct subsidiaries and by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company's direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group's business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company's ability to fund its financial and other obligations.
Indebtedness
As of September 30, 2023, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 15 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.
Off-Balance Sheet Arrangements

As of September 30, 2023, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular disclosure of contractual obligations
The following table sets forth our contractual obligations and commercial commitments as of September 30, 2023:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	4,344	565	3,729	50	—
Exchangeable Notes (2)	1,419	—	1,419	—	—
Lease obligations (3)	829	103	202	173	351
Purchase obligations (4)	2,124	595	1,146	300	83
Deferred consideration (5)	28	14	14	—	—
Total	8,744	1,277	6,510	523	434

(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F.
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that the Group has entered into, but had not yet commenced as of September 30, 2023. Lease obligations primarily relate to our office space. The lease terms are up to eleven years. See Note 7 to the interim condensed consolidated financial statements for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments.
(5)Included in deferred consideration are obligations to transfer €28 million of cash consideration over the next two years to former owners of certain entities we have acquired.
Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.
Volatile market conditions caused by significant events with macroeconomic impacts, including, but not limited to, inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty, may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long term investments. Refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F for further discussion on the impact of worldwide economic conditions on our business, operating results, and financial condition.

Currency risk
Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates, in particular a weakening of foreign currencies relative to the Euro, may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.
Transaction exposure sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.
The table below shows the immediate impact on Income/(loss) before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure, at September 30, 2023. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	Swedish krona (SEK)	U.S. dollar (USD)
	(in € millions)
Increase/(decrease) in income before tax	(12)	65

Translation Exposure Sensitivity
The impact on our equity would be approximately €113 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at September 30, 2023.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €13 million and €29 million for the three and nine months ended September 30, 2023, respectively.
Share price risk
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company's ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes, outstanding warrants, and accrual for social costs on outstanding share-based compensation awards.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,205 million to €1,213 million at September 30, 2023.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €2 million to €5 million at September 30, 2023.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a decrease or increase in the accrual for social costs on outstanding share-based compensation awards of €12 million and €16 million, respectively at September 30, 2023.
Investment risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €768 million to €939 million at September 30, 2023.
Critical accounting policies and estimates
We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.
We believe that the assumptions and estimates associated with revenue, share-based compensation, content, warrants, Exchangeable Notes, business combinations, the incremental borrowing rate, impairment of non-financial assets, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.
Except for the impairment related to real estate assets presented below, there have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F.
Impairment of real estate assets
In the second fiscal quarter of 2023, as a result of our Office Space Optimization Initiative, we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces.
In accordance with IAS 36, during the three months ended June 30, 2023, we recognized a non-cash impairment charge of €90 million, which represents the write-down of these real estate assets, including lease right-of-use assets and property and equipment, to their recoverable amounts. These charges are included in the interim condensed consolidated statement of operations for the nine months ended September 30, 2023.
To determine the recoverable amounts of these assets, we utilized discounted cash flow models to estimate the fair value less cost of disposal. The development of discounted cash flow models required the application of level 3 inputs and significant judgment in determining market participant assumptions, including the projected sublease income over the remaining lease terms, expected vacancy periods prior to the commencement of future subleases, expected lease incentives offered to future tenants, and discount rates that reflect the level of risk associated with these future cash flows.
The key assumptions used to calculate the recoverable amounts as of June 30, 2023 were the sublease rental rates, vacancy periods and pre-tax discount rates which were determined based on the nature and geographic locations of each office space that we planned to sublease. A change in the sublease rental rate, vacancy period, or discount rate assumptions may result in a recoverable amount of one or more of these assets that is above or below the current carrying amount and therefore there is a risk of impairment reversals or charges in a future period. We review these key assumptions for possible impairment reversals and additional impairment charges for each reporting period. See Note 7 and Note 8 to our interim condensed consolidated financial statements included in this report for additional information.
Recent accounting pronouncements
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
On January 1, 2023, the Group adopted the amendment to IAS 12 Income Taxes ("IAS 12 Amendment") which requires recognition of deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This amendment applies to differences associated with right-of-use assets, lease liabilities and decommissioning obligations. This amendment is applied to transactions that occurred on or after the beginning of the earliest comparative period presented.
We adopted the IAS 12 Amendment effective January 1, 2022 utilizing the modified retrospective method and applied it to our lease transactions. The adoption of the IAS 12 Amendment did not have a material impact on the interim condensed consolidated financial statements.
International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12
The Organization for Economic Co-operation and Development ("OECD") published Pillar Two Model Rules to implement the Global Anti-Base Erosion Rules ("GloBE") introducing a global minimum tax. EU Member States adopted a directive to implement these rules into EU law and are required to transpose that directive into domestic law by December 31, 2023. The rules are scheduled to apply to the Group beginning January 1, 2024. The rules will impose a minimum 15% effective tax rate applicable in each jurisdiction in which the Group operates.
In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing deferred taxes relating to Pillar Two. The Group has applied this mandatory exception and did not have a material impact to the interim condensed consolidated financial statements.
There are no other new International Financial Reporting Standards ("IFRS") or IFRS Interpretation Committee ("IFRIC") interpretations effective for the nine months ended September 30, 2023 that have a material impact to the interim condensed consolidated financial statements. See Note 2 to our interim condensed consolidated financial statements included in this report.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management's estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, and cash flows.

For a discussion of legal proceedings in which we are involved, see Note 18 and Note 21 to our interim condensed consolidated financial statements included in this report.

Item 1A. Risk Factors

There have been no material changes from the risk factors and information disclosed in Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity

On July 24, 2023 and September 22, 2023, the Company issued 500,000 and 400,000 ordinary shares, respectively, to its Netherlands subsidiary at par value and subsequently repurchased those ordinary shares on the respective dates of issuance at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans. See Note 13 to our interim condensed consolidated financial statements included in this report for additional details.
No ordinary shares were repurchased from the open market during the three months ended September 30, 2023.
Item 3. Defaults Upon Senior Securities

None.
Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: October 25, 2023	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer